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Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Thirty-nine Weeks Ended Sept. 30, 2006	Year Ended Dec. 31, 2005	Year Ended Jan. 1, 2005	Year Ended Jan. 3, 2004	Year Ended Dec. 28, 2002	Year Ended Dec. 29, 2001
	(dollars in thousands)
Income before income tax expense	$14,222	$13,240	$5,421	$24,687	$24,505	$10,027
Add:
Interest expense	30,674	38,976	45,790	26,535	23,940	27,875
Amortization of deferred financing costs	2,122	2,791	2,358	4,670	2,686	1,972
Portion of rents representative of the interest factor	963	1,197	1,137	1,054	986	1,039

Income as adjusted	$47,981	$56,204	$54,706	$56,946	$52,117	$40,913

Fixed charges:
Interest expense	30,674	$38,976	$45,790	$26,535	$23,940	$27,875
Amortization of deferred financing costs	2,122	2,791	2,358	4,670	2,686	1,972
Portion of rents representative of the interest factor	963	1,197	1,137	1,054	986	1,039

Fixed charges	$33,759	$42,964	$49,285	$32,259	$27,612	$30,886

Ratio of earnings to fixed charges	1.4x	1.3x	1.1x	1.8x	1.9x	1.3x

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Statement Regarding Computation of Ratio of Earnings to Fixed Charges